AGREEMENT BETWEEN
REDNECK FOODS. INC. & PIGS "R" US


This Agreement, made this 9th day of October 1997, by and between Redneck Foods. Inc. ("Redneck") and Pigs "R" Us Inc. ("Pigs").

RECITALS

A. Redneck is a newly formed Delaware corporation, principally located in North Carolina, formed for the purpose of creating barbecue restaurants and related food products.

B. Redneck has certain license rights to the name and likeness and other marks and rights of Jeff Foxworthy ("Foxworthy") pursuant to a License Agreement with Foxworthy dated February 4, 1997 and attached hereto as Exhibit "A" (the "License Agreement").

C. Pigs is a Florida corporation principally located at 5730 \Vest Bronson Highway. Kissimmee, Florida 34746 (including the improvements thereon, the "'Property').

D. Pigs is the current owner of a leasehold interest in the Property' pursuant to a written lease dated as of October 2. 1977 with Robert L. Kazaros, as lessor, a true and correct copy of which is attached hereto as Exhibit "'B".

E. Redneck has created concepts and designs for barbecue restaurants that will use some of the license rights under the License Agreement, including Foxworthy's name (the t'Bar-B-Q
Concepts").

F. The parties have agreed (i) to form a joint venture (the ""Venture") for the sole purpose of creating a single barbecue restaurant on the Property' (the "'Pilot Restaurant") that will serve as a pilot (i.e. "research and development") restaurant for the Bar-B-Q Concepts, (ii) to convert the venture into a Limited Liability Company (an "LLC") as soon as practicable and (iii) to jointly plan, operate and the Pilot Restaurant. In connection therewith. Redneck sublicense to the Venture certain rights under the License Agreement solely In connection with the operation of the Pilot Restaurant.

G. The parties desire to memorialize the terms and conditions of the Venture pursuant to this written agreement.

Agreements

In consideration of the mutual promises of the parties hereto and for other good and valuable consideration. The receipt and sufficiency of which is hereby acknowledged. Redneck and Pigs.
intending to be legally bound, do hereby agree as follows:

1.  Formation or Venture: Conversion to LLC.
A. Formation of Venture. Redneck and Pigs hereby form the venture as a Joint venture under the laws of the State of Florida, pursuant to this instrument, for the purposes herein set forth.

B. Conversion to LLC. B no later than October 15,1997, the parties shall convert the Venture into a limited liability company under the laws of the State of Florida or such other state as the Members mutually agree. The Venture shall be managed by the Members as provided in this Agreement. The Members shall cause such formation and shall file appropriate Articles of Organization or similar documents to cause such formation. Upon such formation, all references to the Venture shall mean the Venture as converted to an LLC and this Agreement shall be the Operating Agreement of the Venture. Upon conversion to an LLC, the Venture shall continuously maintain an office and registered agent in the State of Florida as required by applicable law and shall appoint a registered agent as required by applicable law.

2. Name of Venture. The name of the Venture shall be "Redneck Pigs Joint Venture 1". The sole members of the Venture are Redneck and Pigs. Upon conversion to an LLC, the Venture shall add the words "LLC" or similar words required by applicable law, to the name of the Venture.

3. Sublease of Property: Lease of Equipment. Pigs hereby subleases the Property to the Venture for the Term of the Venture. The sublease of the Property shall be on all of the terms and conditions of the Lease including rent without any modification whatsoever. Pigs hereby represents that the consent of the landlord to this sublease is not required or has been obtained. Pigs hereby leases all equipment and other materials located on or used on the Property for restaurant purposes (collectively, the "Equipment") to the Venture during the Term for no consideration other than the overall consideration given to Pigs as a Member of the Venture pursuant to this Agreement.

4.  Licenses.

A.  Sublicense of Licensed Materials.

(1) Redneck hereby sublicenses to the Venture on a non-exclusive basis during the Term the right to use the Licensed Materials under the License Agreement solely for the operation of the Pilot Restaurant. Such sublicense is on and subject to all of the terms and conditions of the License Agreement, including the payment by the Venture of all amounts payable under the License Agreement for the activities and sales of the Venture. However, despite the foregoing, it is understood and an express provision of such License that Redneck be, and it hereby is, granted the sole and exclusive right and authority to manage, direct and exercise the sublicensed rights on behalf of the Venture and Pigs shall not exercise any such rights individually or on behalf of the Venture. Each use of the Licensed Materials shall only be with the approval of both Redneck and Foxworthy.

(2) Redneck shall use reasonable effort to provide to the Venture such rights in and to the Licensed Materials as Redneck deems necessary to operate the Pilot Restaurant under the Bar-B-Q Concept; provided tat Redneck shall have no responsibility for anything not provided under the License Agreement.

(3) The Venture and Pigs hereby agree to be bound by all of the terms of the License agreement and acknowledge that are breach b\ them of the provisions of this Section or of the License Agreement will be a material reach of this Agreement (and of the License Agreement). Neither the Venture nor Pigs v.11 obtain any rights In or to the Licensed Materials and it is acknowledged that Foxworthy is the owner of all such rights.

(4) Upon termination of the venture for any reason neither the Venture nor Pigs shall have any rights in or to the licensed Materials and shall terminate their use immediately. Without limiting the foregoing. Upon such termination, any and all Licensed Material, including any property containing the Foxworthy name, logo, likeness or any other unique mark or right of Foxworthy, shall be taken, held and retained BV Redneck or Foxworthy, including all signs, menus, displays, products etc. Pigs hereby agrees that with respect to said Licensed Materials (including any item bearing the likeness, logo, mark or other right of Foxworthy), neither Pig nor the Venture will have any right to transfer, encumber or In any way deal with such Licensed Materials except as expressly permitted by Redneck in conformance with the License Agreement (and in all cases subject to approvals that Foxworthy Is entitled to provide or withhold).

B.  License Of Restaurant Rights

(1) Pigs and the Venture both acknowledge and agree that all aspects of the Bar-B-Q Concepts now existing or hereafter developed, including all changes developed by either party as part of the Pilot Restaurant (including all copyrights, trade secrets, patents, design rights, trademarks. service marks, know how, products, product concepts, menus, recipes, food preparation, operational procedures, cost analysis, marketing plans, etc.) (collectively the "Restaurant Rights") are and will be owned solely by Redneck (or its licensees, including Foxworthy).

(2) To the extent that Pigs or the Venture are deemed to acquire any rights in any Restaurant Rights. Pigs and the Venture each hereby irrevocably assign such rights in whole to Redneck. Pigs and the Venture agree to execute such agreements and instruments evidencing such assignment from time to time upon request by Redneck and irrevocably appoint Redneck (coupled with an interest) as attorney-in-fact to execute such documents in their name.

(3) The Restaurant Rights are hereby licensed to the Venture on a non-exclusive basis during the Term solely for the operation of the Pilot Restaurant. It is an specific condition to such grant that Redneck will (and it is hereby granted the right) at all times to have the absolute right in its discretion to control and implement all uses of the Restaurant Rights by the Venture under this license.

(4) Upon termination of tie Venture for any reason, neither the Venture nor Pigs shall have any rights in or to the Restaurant
Rights and shall terminate their use immediately. All such rights shall be the sole property of Redneck (or its licensors).

(5) Redneck agrees that it will use its reasonable efforts to develop the designs for all signs, logos, interior and exterior decor arid design, preliminary roof elevation drawings, menu and related licensed products for use by the Pilot Restaurant.

C   Material Nature of Rights The parties hereby acknowledge that the provisions of Sections 4.A. and 4.B. and the compliance by the parties with their terms is critical to Redneck and, Redneck would not have entered into this Agreement but for the agreement of the Venture and Pigs to comply strictly with their terms.

D. Possible Termination of License Agreement. Pigs recognizes that, pursuant to a certain Stock Purchase Agreement entered into between Foxworthy and Redneck on or about February 4, 1 997, Redneck is required to reach a capitalization level of at least Two Million Five Hundred Thousand Dollars ($2,500,000.00) no later than March 1, 1998. In the event this capitalization level is not reached by that date. Foxworthy retains the right to rescind and cancel the License Agreement (including any licensing rights sublicensed hereunder). Foxworthy also retains the right to terminate the License Agreement upon any breach thereof by Redneck or any of its sublicensees. Upon any such termination any and all uses of the Licensed Materials would need to be terminated by the Venture without limiting the foregoing, all signs, logos and merchandise bearing Foxworthy's name or likeness or using his marks, etc. would then need to be immediately removed from the premises of the premises or destroyed. Pigs acknowledges that it has reviewed and understands these agreements. In the event the License Agreement should terminate for any reason, then this Venture shall terminate and dissolve (without liability on the part of Redneck for such termination) and the parties shall have the rights specified herein upon such termination and dissolution.

5. Pilot Nature. Pigs recognizes that the Pilot Restaurant is intended as a pilot and is to be used for research and development purposes. Pigs recognizes and agrees that food items, layouts, signs and other aspects of the Bar-H-Q Concept and the Restaurant Rights may be changed on a regular basis by Redneck as part of Redneck's ongoing research and development for this new restaurant concept. The cost of any such changes made by the Venture, subsequent to the initial costs having been borne by Pigs, will thereafter be treated as a deduction from Redneck's capital account (but solely up to the extent of the capital account contributions theretofore made by Redneck and without creating any negative capital account).

6. Business of Venture. The sole business of the Venture shall consist of the day to day operation of the Pilot Restaurant at the Property.

7. Place of Business. The principal offer and place of business of the Venture shall be 5730 West Bronson Highway. Kissimmee, Florida, 34746. The Venture may have such additional offices as the Members shall deem advisable and jointly agree upon

8.  Term of Venture.

A. The term of the Venture (the "Term") shall commence as of the date hereof and continue thereafter until the expiration of the Lease. subject to earlier termination as provided herein. Without limiting the foregoing the Term shall terminate (I) upon the terms described in Section 4.D., (ii) upon consummation of the purchase option described in Section 16.A; and(iii) upon any of the events described in Section 8.B.

B. Despite the provisions of Section 8.A., the Term of the Venture will cease upon the occurrence of any of the following additional events or conditions: (a) the adjudication of a Member as a bankrupt; (b) the making of an assignment by a Member for the benefit of its creditors; c the institution of any voluntary or involuntary proceedings resulting in the appointment of a receiver for a Member or for any substantial portion of the assets of a Member; or (d) the institution of any voluntary or involuntary proceedings by or against a Member, under any state or federal law(s) providing for the relief of debtors., or re-adjustment of debts resulting in an adjudication of bankruptcy or insolvency.

C.  Automatically upon the happening of any event described in
Section 8.B., the Member to whom the event occurs shall be deemed to have sold its interest in the Venture to the Venture as of the time of the filing of any aforesaid petition or institution of any of said proceedings or procedures. The purchase price of the Interest of such Member shall be the book value of its capital ac count (but not less than zero) at the end of the month prior to the month in which such event condition or proceeding occurs, as such book value is determined for income tax purposes by an independent Certified Public Accountant. Upon any such purchase of Redneck's interest, it is understood that the sublicenses and licenses set forth in Section 4.A. and 4.B. shall terminate and be of no further force of effect. Payment of said price for the interest of such Member shall be made only out of the percentage of profit of the Venture which would have been distributed to such Member had not its interest in the Venture been purchased. In the event any Member whose interest is thus acquired has a negative capital account at such time, the purchase price of his interest shall be $l.00. The terms of this paragraph shall not be construed to create an executory option in future but shall automatically effect a sale, as aforesaid, immediately upon the occurrence of any event or condition set forth above.

9.  Capital Contributions: Ownership Interests.

A. Contributions. Redneck shall be obligated to contribute $50,000 in cash to the Venture. Such amount shall be contributed as follows:
(I) within fifteen (15) days after the date hereof, Redneck shall pay into the capital account S35,000 in cash. The balance of the $50,000 capital contribution will be made on an as needed basis. Pigs shall be required to contribute the amounts and services to the Venture as are set forth on Exhibit "C" attached hereto. No other capital contributions shall be required of either Member.


B. Ownership Interests. The respective percentages of ownership interest of the Members in the Venture (the "Ownership Interests") are as set forth opposite their names on Exhibit 'C~.' attached hereto. The venture shall maintain a separate capital account for each Member strictly in accordance with the requirements of Code
Section 704(b) and applicable regulations thereunder.

The Members intend that the capital accounts of the Members be maintained strictly in accordance with the rules of Regulations
Section l.704-1(b)(2)(iv), as amended from time to time.

10. Decisions - Management. Except provided in Section 4 regarding Licensed Materials and Restaurant Rights (which shall be managed solely by the decision of Redneck), all actions, matters and agreements including but not limited to the sale, lease, encumbrances, financing, management operation or other matters involving the business of the Venture, shall be determined by the mutual agreement of Redneck and Pigs, with each having an equal voice in and control over all such matters (and with neither being able to act 'without the approval of the other). All operations undertaken by the Venture must at all times comply with minimum quality control standards as well as the License Agreement. Nothing herein contained shall be deemed or construed to make or constitute any member hereof an agent for any other member of this Venture. Anything herein to the contrary notwithstanding, it is agreed that no member of this Venture shall, without the prior written consent of the other Member: (I) on behalf of this Venture borrow or lend any money, (ii) assign, transfer or pledge any claims or debts due this Venture, or release any such claims or debts, except upon payment in full; (iii) make an assignment of the assets and/or properties of the Venture for the benefit of creditors; (Iv) in the name of or on behalf of the Venture make, execute, deliver or accept any commercial paper, or execute and deliver any mortgage, deed of trust, bond, lease, guaranty, deed of other instrument, or purchase or contract to purchase, sell or contract to sell, any properties of the Venture; or (v) assign, pledge, sell, mortgage, hypothecate, encumber or in any other manner transfer or dispose of its interest in the Venture or in its capital assets or property, or perform any act detrimental to the best interests of the Venture or which would make it impossible to carry on the business of the Venture.

11. Distributions. The operating cash flow of the Venture available for distribution to its Members shall belong to, inure to the benefit of, and be paid to all of the Members of the Venture in proportion to their respective ownership interest in the Venture. Distributions of profits will be made on a quarterly basis. For purposes of this Agreement, the term "operating cash flows" shall mean taxable income of the Venture for federal income tax purposes (including all items of income and expense which. by virtue of Federal Income Tax Laws, are passed through directly to the Members) as shown on the book of the Venture, increased by (i) the amount of depreciation and other non-cash deductions taken in computing such taxable income and (ii) an;' non-taxable income of the Venture, and reduced by (a) payments upon the principal of any mortgages or deeds of trust upon Venture properties and assets or upon any other loans to the Venture, (b) expenditures for maintenance, repairs, replacements, and improvements, and (c) such reserve's for capital improvements and/or replacements, and such reserves to meet anticipated expenses, as the Venture shall deem to be reasonably necessary for the efficient conduct of its business. However, the share of cash flow payable to any Member who is in default under this Agreement shall be withheld until such default is fully corrected and may be applied on account of curing such default at the discretion of the non-defaulting Member.

12. Allocation of Profits and Losses. All net income realized by the Venture shall belong to, or inure to the benefit of, and be allocated to the Members in the proportions of their respective Ownership Interests in the Venture, and losses, in any, sustained by the Venture, including loss of capital shall be borne by, and allocated to, the Members in the like proportion. Each of the Members shall receive, as soon as practicable after the expiration of each taxable year of the Venture, a statement of receipts and expenses, together with a statement prepared by an independent certified public accountant showing the profit and loss of the Venture for federal, state and municipal purposes, and a distribution analyzed by reference to taxable income and return of capital. For purposes of Sections 702 and 7034 of the U.S. Internal Revenue Code of 1954, as amended, and any corresponding sections of any future Federal Internal Revenue law or any similar state, county or municipal income tax law, the allocations set forth in this Paragraph 12 shall apply. The allocations in this section shall be subject to all rules and requirements of the Code, including all provisions of Section 704(b) and (c) thereof.

13. Funds of the Venture. All monies that are or shall become due to the Venture shall be deposited in one or more accounts to the credit of the Venture in such banks or other depository as may be mutually agreed upon by the Members. Checks drawn on funds in any such account will be signed by Pigs, subject to Redneck's right to require its approval as to future signings upon thirty (30) day notice to Pigs.

14. Books of Account. The accounts of the Venture shall be kept properly posted by Pigs, at its sole expense. The parties agree that the books of account will remain the property of the Venture. Said books of account shall be all times during regular business hours be available for inspection by any Member or his duly authorized representative. Each Member shall have the right, at its sole cost and expense, to audit the books of the Venture (provided that, if the audit shows that the books are materially inaccurate, the Venture shall pay for such audit). Pigs further agrees that it will furnish on not less than a weekly basis copies of all normal and customary weekly recap sheets as well as internal accounting reports, monthly or quarterly profit and loss statements and such other and further financial records as may be reasonably requested by Redneck.

15. Consulting Fee. As a further condition of this Agreement, the Venture shall pay to Redneck a consulting fee of Three Percent (3%) of gross sales from the Pilot Restaurant during the Term. This fee is in addition to the Ownership Interest of Redneck and shall be considered a guaranteed payment to Redneck.


16.  Option and Rights of Refusal

A. Pig's Option. Redneck agrees that Pigs will have the right of first refusal for a period of five (5) years after the date hereof to buy any franchise stores in the Orlando, Florida television area of dominant influence as specified on the map attached as Exhibit "D", at such time, if any, as franchises may be offered for sale by Redneck. There is no promise or agreement that Redneck will offer any franchises. THIS AGREEMENT IS NOT INTENDED TO ACT AS AND SHOULD NOT BE CONSTRUED AS THE SALE OF ANY FRANCHISE RIGHTS OR A FRANCHISE AND PIGS UNDERSTANDS THAT IT AND REDNECK ARE TRUE CO-OWNERS OF THE RESTAURANT. The precise number of stores and geographic reach of each store will be negotiated as part of any franchise agreement negotiated and executed by the parties and will be offered at the then customary and prevailing franchise rates and term's, provided that as to any restaurant opened by Pigs under any franchise or marketing development agreement during the first two (2) years following the date of this Agreement, the royalties payable to Redneck will be set at three percent (3%) of gross sales for the first term of franchise contract not to exceed 10 years). Upon execution of such agreements, if franchises are to be offered in the area in which the Pilot Restaurant is located, Pigs shall have the right and option to purchase the interest of Redneck in the Venture and enter into a franchise agreement for the Pilot Restaurant to become a franchise. To exercise such option, Pigs will pay (1) a franchise fee to Redneck of Thirty Thousand Dollars ($30,000.00) for the franchise for the Pilot Restaurant (which shall be in addition to any ongoing royalty or other franchise fees); and (ii) as full and complete payment for Redneck's Ownership Interest in the restaurant, the amount of Redneck's then current capital account. Once the payments from Pigs to Redneck for Redneck's interest in the Venture are fully paid, then, notwithstanding anything to the contrary contained herein, the Venture will terminate and Redneck shall have no further rights in or to the Venture or the Pilot Restaurant. Additionally, once the above described payment is made by Pigs, they will then be the sole owners of any and all equipment contained on site. The operation of the Pilot Restaurant shall thereafter be subject to all franchise agreements.

B Redneck Right of Refusal. Pigs hereby grants to Redneck during the Term a right of first refusal to match any bona fide offer to acquire any interest that Pigs has in the Venture, the Property, the Lease or the Equipment, under those terms and conditions as are offered by Pigs to any other party. Redneck will have not less than ten (10) business days to respond to any bona fide right of first refusal once rendered by Pigs. To be a "bona fide offer," for purposes of this Section, the offer must be in writing, and be made by a party having sufficient financial ability to consummate the purchase of the interest so offered to be purchased; and said offer must be accompanied by a good faith deposit (by cashier's or certified check) of at least Five Percent (5%) of the purchase price offered; and the name and home and business address of the officer must be shown therein. Pigs shall have no right to sell any of the foregoing other than pursuant to a bona fide offer. If Redneck does not exercise its right. Pigs shall have 90 days after such right expires to make a sale pursuant to the terms of the bona fide offer. Any sale after such 90 days or on other terms will again be subject to Redneck's right of first refusal. In addition, any sale by Pigs shall still be subject to all of the terms of Section 20 of this Agreement, including consent by Redneck.

17. Ownership of Property. Title to the Venture's property, leasehold interests and other assets shall be held in the name of the Venture. It is again recognized that the Venture has no ~ title or interest in any of the Licensed Material under the License Agreement nor in any of the Restaurant Rights.

18. Salary. Neither one of the Venturers shall receive a salary for services rendered to the Venture by it or any of its agents, employees or representatives. However, this shall not prevent the Venture from entering into any separate contract with a Member for the rendering of any services to the Venture, including payment by the Venture for such services, provided that such contracts are approved in writing by all Members in each instance.

19.  Confidentiality.

A. Definition. "Confidential information" means: (i) all Licensed Materials and all Restaurant Rights; and (ii) any other nonpublic information that is confidential or trade secret information of the Venture (including any information that circumstances indicate should be treated as confidential (including without limitation, information relating to the Venture's business, customers, marketing, recipes, plans, designs, costs, prices and names, customer lists, finances. business opportunities personnel, research, development or know-how or information received from others that the Venture is obligated to treat as confidential; and
(iii) the specific terms and conditions of this Agreement. Confidential Information shall not include any information that: (i) is or subsequently becomes publicly available without the receiving party's breach of any obligation owed to the disclosing party; (ii) became known to the receiving party prior to the disclosing party's disclosure of such information to the receiving party: (iii) became known to the receiving party from a source other than the disclosing part;' other than by the breach of an obligation of confidentiality owed to the disclosing party; or (iv) is independently developed by the receiving party.

B. Obligations. Pigs agrees to maintain the confidential status of Confidential Information and not disclose it to any other party, Using reasonable security precautions, at least as great as the precautions it takes to protect its own confidential Information, and not to use any such Confidential Information for any purpose other than the operation of the Pilot Restaurant. It is recognized that Redneck shall have no such obligation and that it owns or shall have the right to use all of such information as it determines in its discretion.

20. Restrictions on Transfer or Encumbrance of Interests. Each of the Members agrees that it will not pledge, mortgage, hypothecate or otherwise encumber, nor sell, assign, transfer or otherwise dispose of its interest in the Venture (or any portion of or right in such interest), without in each instance receiving the prior written consent of the other Member of this Venture. No act done in contravention of this Paragraph 20 shall be legally effective or binding upon the Venture.

21.	Default. If a Member is in default as to any obligations
under this Agreement and does not cure such default within thirty'
(30) days after written notice from the other Member, then, in addition to any other rights and remedies as may be available at law or in equity, no further distributions shall be made to the defaulting Member until the liability of the Member for its default has been determined by a court of law (and such distributions may be used to offset any such liability'). The Venture and the other Member are each hereby granted a security interest in the Ownership Interest of the Venture to secure all obligations of a Member hereunder. In addition, if a court of law should determine a breach to be a material breach that would give a Member the right to terminate this Agreement for such breach, then the non-defaulting Member shall have the option to purchase the Ownership Interest for the price and on the terms specified in Section 8.C, including payment terms.

22.	Effect of Transfers. No assignment or transfer of a Venture
interest, whether permitted by the other Member or in violation of this Agreement, shall relieve the assignor of its liability under any provisions of this Agreement unless all Members shall otherwise agree in writing. Furthermore, in the event or any approval of any such sale or transfer of a Member's interest, the transferee shall not be deemed a Member of the Venture, nor be entitled o an rights or benefits as Member, unless the full name and address of such Member and the amount of Venture interest acquired by him is disclosed writing to the other Member and such transferee executes and delivers such instruments as counsel for the other Member shall require, evidencing the admission of such new party as a Member and his or its agreement to comply with all provisions of this Agreement.

23. Sale or Refinancing of Joint Venture Property. If any bona fide written offer is received for the purchase of the entire property of the Venture or any part thereof or if application is made to refinance the joint venture property, the Venture shall promptly furnish to each Member a copy of said offer, and within five (5) days of their receipt thereof, each Venturer shall notify the Venture as to whether such offer is acceptable to said Venturer. If the offer is acceptable to both Members, then the parties agree that the Venture ma accept said offer.

24.  Dissolution.

A. Conditions. The Venture shall be dissolved, its assets shall be disposed of, and its affairs wound up on the first to occur of the following: (i) a determination by the vote of both Members; (ii) the sale of all or substantially all of the assets of the Venture; (iii) the occurrence of any event specified elsewhere in this Agreement;
(iv) as provided by law, (v) the expiration of the period for the duration of the term of the Venture as stated herein or (v) at such earlier time as may be provided by the Act.

B. Statement of Intent to Dissolve. As soon as possible following the occurrence of any of the events specified in this Article effecting the dissolution of the Venture, the Members shall execute a statement of intent to dissolve in such form as shall be prescribed by the Secretary of State of Florida and file any statement or document required by applicable law.

C. Winding Up. Upon the occurrence of a liquidating event for purposes of Regulations Section 1.704-1(b), the Venture shall continue solely for the purpose of winding up its affairs in an orderly manner, liquidating its assets, and satisfying the claims of its creditors. To the extent not inconsistent with the foregoing, all covenants and obligations in this Agreement shall continue in full force and effect until such time as the assets have been distributed and the Venture has terminated.

D. Responsibilities of Managers for Winding Up. The Members shall be responsible for overseeing the winding up and liquidation of the Venture, shall take full account of the liabilities and assets of the Venture, shall cause its assets to be liquidated as promptly as is consistent with obtaining the fair market value thereof and shall cause the proceeds therefrom, to the extent sufficient therefor, to be applied and distributed as next provided. During the winding-up process, profits, income and losses will be allocated and distributions will continue to he shared by Members in accordance with this Agreement. Redneck shall have the authority to take all actions to cause the Venture to cease using the Licensed Materials and the Restaurant Rights as soon as practicable.

E. Distribution. Upon any winding up and liquidation of the Venture, the proceeds from liquidation, to the extent available, will be applied and distributed by the Venture as soon as reasonably possible in the following order:
(i) first, to pay the expenses of liquidation and the debts and liabilities of the Venture (including loans or advances from Member), except the claims of creditors or Members whose obligations will be assumed or otherwise transferred upon liquidation of the Venture;

(ii) second, to establish any reserves which the Members may deem necessary, appropriate or desirable for any future, contingent or unforeseen liabilities, obligations or debts of the Venture which are not then payable or have not then been paid;

(iii) third, to each Member in accordance with and to the extent of the positive balance in its capital account after taking into account all capital account items and adjustments for the taxable year of such distribution and all allocations that affect the Member's capital account, Including all items and adjustments related to the winding up and dissolution itself: and

(iv) fourth, to the Members In accordance with their respective
Ownership Interests.

F Distribution in Kind. Upon any dissolution the Members may elect by the mutual agreement of both Members to distribute any assets in kind. Upon any such election, all rights to intangibles shall be distributed to the Members ratably in proportion to the total distributions to be made to each Member. Any Property distributed in kind will be valued at its fair market value and distribution will then proceed as if the property were sold for cash at such value with the resulting gain, income profits and/or loss expense and deduction allocated as provided in this Agreement.

G. Limits. Each Member will look solely to the assets of the Venture for the payment of any income allocated to such Member and, if the assets of the Venture remaining after payment or discharge of the debts and liabilities of the Venture are insufficient to pay all or any part of such amounts, they will have no recourse against another Member, or any partner, director, officer, other stockholder, employee or agent of another Member.

H. Authority After Dissolution. After dissolution, if the Venture is to be liquidated, the Members can bind the Venture only: (i) by any act appropriate for winding up the Venture affairs or completing transactions unfinished at dissolution; and (ii) by any transaction which would bind the Venture if dissolution had not taken place, if the other party to the transaction: (a) had extended credit to the Venture prior to dissolution and had no actual knowledge or notice of the dissolution; or (b) though not so extending credit, had nevertheless known of the Venture prior to dissolution and had no actual knowledge or notice of dissolution. and a certificate of dissolution had not been filed.

I. Accounting. Upon dissolution (if the business of the Venture is not continued),and again upon the completion of the winding up of the affairs of the Venture, an accounting of the Venture will be made and furnished to all Members.

	25.  General Provisions.

A. In the construction of this Agreement, words used in the singular shall include the plural, and the plural the singular, and words used in the masculine gender shall include the feminine and neuter. and vice versa. in all cases where such meanings would be appropriate.

B. This Agreement shall be governed in all respects by the Laws of the State of Florida.

C. The terms, covenants and provisions of this Agreement shall bind and inure to the benefit of the parties hereto and their respective heirs, executors, administrators, personal representatives and assigns.

D. This Agreement is executed in several counterparts, each of which shall be deemed to be an original.

E. Any member of this Venture may have other business interests, and may possess, engage in or participate in any business, trade, profession. employment or business operation or Investment (including any restaurant including barbecue style restaurants) for its own account, or in partnership with or as a stockholder of any other person, firm, partnership, joint venture, corporation or other entity and neither this Venture nor the other Member shall have any rights in or to such independent ventures or the income or profits derived therefrom. Despite the foregoing, neither Member (nor its affiliates) will, during the Term, own, operate or actively participate in the operation of a barbecue style located within a mile radius of the Property.

26.	Board of Directors Approval. Notwithstanding anything
contained herein to the contrary this agreement shall not be binding on Redneck until presented to its Board of Directors and approved by the Board in accordance with its bylaws.

IN WITNESS WHEREOF, the undersigned parties have hereunto set their hands and seals as of the date first hereinbefore Written.
WITNESS:                                REDNECK FOODS Inc


Tammy F. Garavaglia                     David Womick, President


                                        PIGS 'R' US, Inc.

Cindi L. Black                          By:  Randall K. Kopelaman
                                        Title:  President













Exhibit 'A'
Foxworthy License Agreement




Exhibit "B" Lease






Exhibit C
Capital Contributions and Services to be Provided

Cash contributions -
Redneck - $50,000

Noncash contributions by Redneck:
Marketing strategies
Research and development of food and menu items


Noncash contributions by Pigs:
Lease
Leasehold Improvements
Furniture
Equipment
Market Development
Build out of leasehold

Contributions of Pigs in paid personnel:
Operating Personnel for day to day operations


Revised Exhibit C1
Capital Contributions and Services to be Provided

Cash Contributions
  Redneck - $50,000

Noncash contributions by Redneck:
  Marketing Strategies
  Research and development of food items and menu items

Noncash contributions by Pigs:
  Lease
  Leasehold Improvements
  Furniture
  Equipment
  Market Development
  Build out of Leasehold

Contributions of Pigs in Paid Personnel:
  Operating personnel for day to day operations

Percentage interest in Joint Venture:
  Pigs "R" Us, Inc. 90%
  Redneck Foods, Inc. 10%

1 Revised 10/31/97 only to clearly state the respective percentage interests in the joint venture by each of the venturers, as originally agreed upon.
Seen and Approved:  Redneck Foods, Inc. by E.J. Fitzpatrick, Secretary
10/30/97


'Exhibit "D"
Map of Area of Right to Buy Franchises

The following counties constitute the area in which Franchise rights may be acquired:

Brevard
Flagler
Lake
Marion
Orange
Oscala
Polk
Seminole
Volusia